06006479

UNITED STATES
[SECUR]ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING
RECEIVED
APR 1 4 2006
WASH. D.C. SECTION

SEC FILE NUMBER
8 - 65303

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Structured Capital Resources Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

807 Eagle Pass
(No. and Street)

Heath	Texas	75032
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brad A. Kinder, CPA
(Name – *if individual, state last, first, middle name)*

400 Parker Square, Suite 250-K	**Flower Mound**	**Texas**	**75028**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 2 1 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

6/20/06

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Everette Hull, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Structured Capital Resources Corporation**, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public

MARTHA NETHERY
Notary Public, State of Texas
My Commission Expires
July 07, 2007

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. **NONE**
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

INDEPENDENT AUDITOR'S REPORT	1
FINANCIAL STATEMENTS	
Statement of financial condition	2
Statement of operations	3
Statement of changes in stockholder's equity	4
Statement of cash flows	5
Notes to financial statements	6 - 9
SUPPLEMENTARY SCHEDULES	
1. Computation of net capital and aggregate indebtedness pursuant to Rule 15c3-1	10
II. Reconciliation of the computation of net capital with that of the registrant as filed in Part IIA of Form X-17a-5	11
INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL	12 – 13

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
400 Parker Square • Suite 250-K • Flower Mound, TX 75028
972-899-1170 • Fax 972-899-1172

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Structured Capital Resources Corporation

We have audited the accompanying statement of financial condition of Structured Capital Resources Corporation as of December 31, 2005, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Structured Capital Resources Corporation as of December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BRAD A. KINDER, CPA

Flower Mound, Texas
April 8, 2006

STRUCTURED CAPITAL RESOURCES CORPORATION
Statement of Financial Condition
December 31, 2005

ASSETS

Cash	$ 244,511
Property and equipment, net	23,804
TOTAL ASSETS	$ 268,315

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accrued payroll taxes	$ 42,000
Retirement plan payable	60,000
Capital lease obligation	23,589
TOTAL LIABILITIES	125,589

Stockholder's Equity

Common stock, $.01 par value, 100,000 shares authorized, 1,000 shares issued and outstanding	10
Additional paid-in capital	18,190
Retained earnings	124,526
TOTAL STOCKHOLDER'S EQUITY	142,726
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 268,315

See notes to financial statements.

STRUCTURED CAPITAL RESOURCES CORPORATION
Statement of Operations
Year Ended December 31, 2005

Revenue	
Placement fees	$ 364,550
Other revenue	1,772
TOTAL REVENUE	366,322
Expenses	
Compensation and related costs	265,000
Retirement plan contributions	61,500
Professional fees	3,119
Communications	2,447
Occupancy and equipment	9,832
Regulatory fees and expenses	2,695
Interest	1,391
Other expenses	5,315
TOTAL EXPENSES	351,299
NET INCOME	$ 15,023

See notes to financial statements.

STRUCTURED CAPITAL RESOURCES CORPORATION
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2005

	Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at December 31, 2004 as previously reported	1,000	$ 1,000	$ 7,200	$ 183,511	$ 191,711
Adjustments for correction of prior year errors:					
Capitalization adjustment	-	(990)	990	-	-
Accrual of liabilities	-	-	-	(74,008)	(74,008)
Balances at December 31, 2004 as restated	1,000	10	8,190	109,503	117,703
Additional capital contributed	-	-	10,000	-	10,000
Net income	-	-	-	15,023	15,023
Balances at December 31, 2005	1,000	$ 10	$ 18,190	$ 124,526	$ 142,726

See notes to financial statements.

STRUCTURED CAPITAL RESOURCES CORPORATION
Statement of Cash Flows
Year Ended December 31, 2005

Cash flows from operating activities:	
Net income	$ 15,023
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	7189
Change in assets and liabilities:	
Decrease in commissions payable	(750)
Increase in accrued payroll taxes	24,000
Increase in retirement plan payable	3,992
Net cash provided by operating activities	49,454
Cash flows from financing activities:	
Principal payments on capital lease obligations	(5,909)
Additional capital contributed	10,000
Net cash provided by financing activities	4,091
Net increase in cash	53,545
Cash at beginning of year	190,966
Cash at end of year	$ 244,511

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:	
Interest	$ 1,391
Income taxes	$ -

See notes to financial statements.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Structured Capital Resources Corporation (Company) was incorporated in the state of Texas in October 1991. The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company is a structured finance investment banking firm providing financial advisory, private placement, and merger and acquisition services to middle market and not-for-profit companies throughout the southwestern United States.

Significant Accounting Policies:

Basis of Accounting

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company limit its business to the selling of private placements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of five years.

Placement Fees

Placement fees are recorded when projects are funded.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code, resulting in all tax liabilities or benefits relating to the operations of the Company passing through to the individual shareholder.

Note 3 - Correction of Prior Year Errors

The Company did not record accrued payroll taxes and retirement plan payable totaling $18,000 and $56,008, respectively, at December 31, 2004. The effect of this error is an increase in liabilities of $74,008 and a decrease in retained earnings of $74,008. The Company also incorrectly recorded the capitalization of the Company. The effect of this error is a decrease in common stock of $990 and an increase in additional paid-in capital of $990, with no net effect to equity.

Note 3 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company was in net capital deficiency during the period from approximately April 18, 2005 to September 1, 2005. The Company filed notification under SEC Rule 17a-11 to that effect on February 7, 2006. At December 31, 2005, the Company had net capital and net capital requirements of $118,922 and $5,000, respectively. The Company's net capital ratio was 1.06 to 1.

Note 4 - Property and Equipment

Property and equipment is recorded at cost less accumulated depreciation and consists of the following:

Automobile	$ 33,015
Equipment	2,930
	35,945
Accumulated depreciation	(12,141)
	$ 23,804

Depreciation expense for the year was $7,189 and is reflected in the accompanying statement of operations in occupancy and equipment costs.

Note 5 - Obligation Under Capital Lease

The Company leases one vehicle under a capital lease. The related vehicle is included as a component of property and equipment in the accompanying financial statements. The lease obligation is due in monthly installments of $609, with interest at 4.05%, expiring in 2009. The Company incurred interest expense of $1,391 relating to the lease obligation for the year ended December 31, 2005.

Note 5 - Obligation Under Capital Lease (continued)

The present value of future minimum lease payments due for each of the years ending December 31, are as follows:

2006	$	7,304
2007		7,304
2008		7,304
2009		3,048
Thereafter		-
		24,960
Amounts Representing Interest		(1,371)
	$	23,589

Note 6 - Retirement Plans

During January 2004, the Company adopted an owner only defined benefit pension plan (Benefit Plan) and a 401(k) profit sharing plan (401(k) Plan).

Obligations and Funded Status – Benefit Plan

Fair value of plan assets at December 31, 2005	$	80,395
Benefit obligation at December 31, 2005		120,395
Funded status		120,395
Accrued benefit cost recognized in the statement of financial condition		40,000
Benefit cost		0
Employer contributions		40,000
Plan participant's contributions		0
Benefits paid		0

The accumulated benefit obligation was $120,395 at December 31, 2005.

The Benefit Plan invests primarily in cash equivalents and mutual funds. There are no benefits expected to be paid in the next five years. The contributions expected to be paid to the Benefit Plan during the next year are undeterminable as the sole shareholder's compensation is discretionary based on the Company's operating profit. The Benefit Plan administrative costs recognized in the current year other than the accrued benefit cost was $1,500. The weighted average assumed discount rate used to determine benefit obligations was 5% at December 31, 2005. The expected rate of return of plan assets is 5%.

For the year ended December 31, 2005, the accrued employer contributions to the 401(k) Plan are $20,000. Employer contributions are discretionary.

Note 7 - Contingencies

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 8 - Concentration of Credit Risk

Cash held at a Texas bank exceeded the federally insured limit by $144,511 at December 31, 2005; however, this at-risk amount is subject to significant fluctuations on a daily basis throughout the year.

Note 9 - Related Party Transactions / Concentration of Revenue

The sole shareholder generated 100% of the Company's placement revenue for the year ended December 31, 2005.

The sole shareholder provides office facilities without charge to the Company.

Schedule I

STRUCTURED CAPITAL RESOURCES CORPORATION
Computation of Net Capital and Aggregate
Indebtedness Pursuant to Rule 15c3-1
December 31, 2005

Total stockholder's equity qualified for net capital	$ 142,726
Deductions and/or charges	
Non-allowable assets:	
Property and equipment, net	23,804
Net Capital	$ 118,922
Aggregate indebtedness	
Accrued payroll taxes	$ 42,000
Retirement plan payable	60,000
Capital lease obligation	23,589
Total aggregate indebtedness	$ 125,589
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 113,922
Ratio of aggregate indebtedness to net capital	1.06 to 1

Schedule II

STRUCTURED CAPITAL RESOURCES CORPORATION
Reconciliation of the Computation of Net Capital
with that of the Registrant as
Filed in Part IIA of Form X-17a-5
As of December 31, 2005

Net capital as reported by Registrant in Part IIA of Form X-17a-5	
as of December 31, 2005 (unaudited)	214,819
Audit adjustments:	
Increase in accrued payroll taxes	(42,000)
Increase in retirement plan payable	(60,000)
Decrease in capital lease obligation	1,213
Decrease in haircuts on other securities	4,890
Net capital as computed on Schedule I	$ 118,922

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
400 PARKER SQUARE • SUITE 250-K • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Board of Directors
Structured Capital Resources Corporation

In planning and performing our audit of the financial statements and supplemental schedules of Structured Capital Resources Corporation (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the control environment and accounting system and their operation that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Structured Capital Resources Corporation for the year ended December 31, 2005, and this report does not affect our report thereon dated April 8, 2006. The Company has primarily maintained its books and records on the cash basis method of accounting and as a result has not accrued certain liabilities related to its retirement plans or payroll taxes associated with compensation. This has resulted in material misstatements of the financial statements. The Company intends to maintain its books and records on the accrual method of accounting, including, accruing retirement plan liabilities, if applicable, and payroll taxes related to compensation.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes.

This report is intended solely for use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brad A Kinder

BRAD A. KINDER, CPA

Flower Mound, Texas
April 8, 2006